UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14f-1

Information Statement

Pursuant to Section 14(f) of the

Securities Exchange Act of 1934 and

Rule 14f-1 Promulgated Thereunder

Better For You Wellness, Inc.
(Exact name of registrant as specified in its charter)

Nevada	000-56262	00-0000000
(state or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

1349 East Broad Street Columbus, OH	43205
(address of principal executive offices)	(zip code)

Former Entity Name: Fast Track Solutions, Inc.
(former name or former mailing address, if changed since last report)

____________________________________________________________________________

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS
____________________________________________________________________________

Better For You Wellness, Inc.

INFORMATION STATEMENT

PURSUANT TO SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 PROMULGATED THEREUNDER

WE ARE NOT SOLICITING PROXIES IN CONNECTION WITH THE MATTERS DESCRIBED IN THIS INFORMATION STATEMENT, AND NO VOTE OR OTHER ACTION BY OUR STOCKHOLDERS IS REQUIRED TO BE TAKEN IN CONNECTION WITH THIS INFORMATION STATEMENT.

INTRODUCTION

This Information Statement is being furnished to the holders of record as of September 2, 2021, of the outstanding shares of common stock, par value $0.0001 per share, of Better For You Wellness Inc. (“Company”), pursuant to the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder.

CHANGE IN MAJORITY OF BOARD OF DIRECTORS

On August 27, 2021, Montel Williams, Leslie G. Bumgarner, Joseph J. Watson, David H. Deming, and Dr. Nicola R. Finley, MD, were each appointed by our Board of Directors to serve as Independent Directors of the Company. The appointments of the Independent Directors are to be effective upon the 10th day after the mailing of the Company’s information statement on Schedule 14f-1 to the Company’s stockholders.

The Board evaluated Montel Williams’, Leslie G. Bumgarner’s, Joseph J. Watson’s, David H. Deming’s, and Dr. Nicola R. Finley, MD’s independence in accordance with the independence standards for directors set forth in Rule 5602(a)(2) of the Nasdaq Listing Rules, and affirmatively determined that each individual qualifies as an independent director.

With effective dates ranging from August 28, 2021 to August 31, 2021, depending upon the individual, we entered into Independent Director Agreements (each, an “Independent Director Agreement” and, collectively, the “Independent Director Agreements”) with each of Montel Williams, Leslie G. Bumgarner, Joseph J. Watson, David H. Deming, and Dr. Nicola R. Finley, MD, pursuant to which each director will serve two year terms, with the option to renew terms upon completion, and receive cash compensation in the amount of $1,000 per quarter, paid in equal distributions quarterly, 200,000 shares of common stock issued quarterly in 25,000 share distributions, and a non-qualified stock option to purchase up to 4,000,000 shares of the Company’s common stock at an exercise price of $0.25 per share.

The foregoing summary is qualified in its entirety by the full text of the Independent Director Agreements, which are incorporated by reference to the Form 8-K filed with the Securities and Exchange Commission on September 2, 2021, as Exhibits 10.1, 10.2, and 10.3, 10.4, and 10.5.

Following the above actions, our Board of Directors are now comprised of the following individuals: Ian James, Stephen Letourneau, Montel Williams, Leslie G. Bumgarner, Joseph J. Watson, David H. Deming, and Dr. Nicola R. Finley, MD.

A stockholder vote was not required and will not be taken with respect to the appointment of Montel Williams, Leslie G. Bumgarner, Joseph J. Watson, David H. Deming, and Dr. Nicola R. Finley, MD, our incoming Independent Directors. You are not required to take any action with respect to the appointments of Montel Williams, Leslie G. Bumgarner, Joseph J. Watson, David H. Deming, and Dr. Nicola R. Finley, MD, or otherwise with respect to the transactions and events described above.

To the best of our knowledge, except as set forth in this Information Statement, the incoming Independent Directors are not currently directors of the Company, do not hold any position with the Company nor have been involved in any transactions with the Company or any of our director(s), executive officer(s), affiliates or associates that are required to be disclosed pursuant to the rules and regulations of the SEC. To the best of our knowledge, the incoming director(s) and or existing directors of the Company have not been the subject of any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time, been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses), been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting such person’s involvement in any type of business, securities or banking activities or been found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

VOTING SECURITIES

The Company has 360,046,332 shares of Common Stock, $0.0001 par value, issued and outstanding and 700,000 shares of Series A Preferred Stock, $0.0001 par value, issued and outstanding. Each one share of the Series A Preferred Stock shall have voting rights equal to one thousand (1,000) votes of Common Stock.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

After giving effect to the above-described transaction, the following table sets forth, as of the date of this report, the number of shares of common and preferred stock owned of record and beneficially by executive officers, directors and persons who beneficially own more than 5% of the voting control of our outstanding shares of stock, inclusive of common and preferred stock.

Unless otherwise indicated, each person/entity named in the following table is assumed to have sole voting power and investment power with respect to all shares of our common and or preferred stock listed as owned by such person/entity. The address of each person/entity is deemed to be the address of the issuer unless otherwise noted.

The percentage of voting control held by each listed person/entity is based on 360,046,332 shares of Common Stock, $0.0001 par value, issued and outstanding and 700,000 shares of Series A Preferred Stock, $0.0001 par value, issued and outstanding as of the date of this report. Each one share of the Series A Preferred Stock shall have voting rights equal to one thousand (1,000) votes of Common Stock.

Pursuant to Rule 13d-3 promulgated under the Exchange Act, any securities not outstanding which are subject to warrants, rights or conversion privileges exercisable within 60 days are deemed to be outstanding for purposes of computing the percentage of outstanding securities of the class owned by such person but are not deemed to be outstanding for the purposes of computing the percentage of any other person.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership (Common Shares)	Percentage of Class (Common)	Amount and Nature of Beneficial Ownership (Preferred Shares)	Percentage of Class (Preferred Series A)	Total Voting Percentage (Among all Classes)

Officers and Directors
Ian James (1)	0	0%	350,000	50%	33.02%
Stephen Letourneau (1)	0	0%	350,000	50%	33.02%
Montel Williams	0	0%	0	0%	0%
Leslie G. Bumgarner	0	0%	0	0%	0%
Joseph J. Watson	0	0%	0	0%	0%
David H. Deming	0	0%	0	0%	0%
Dr. Nicola R. Finley, MD	0	0%	0	0%	0%
5% or Greater Shareholders
Green Ohio Ventures, LLC (1)	207,898,684	57.74%	0	0%	19.62%
Total voting percentage					85.66%

Note: Mr. Ian James serves as our Chief Executive Officer, Chief Financial Officer, President, Secretary, Treasurer, and Chairman of the Board of Directors. Stephen Letourneau also serves as a director. Montel Williams, Leslie G. Bumgarner, Joseph J. Watson, David H. Deming, and Dr. Nicola R. Finley, MD serve as Independent Directors of the Company.

1 Green Ohio Ventures, LLC is comprised of 20 members. Ian James and Stephen Letourneau, collectively, retain a majority of the membership interests (constituting approximately 83.16%) of GOHV. The above row that denotes ownership for Ian James and Stephen Letourneau, individually, is not comprised of their indirect holdings in the Company via Green Ohio Ventures, LLC.

CURRENT DIRECTORS AND EXECUTIVE OFFICERS

On July 30, 2021, Mr. Ian James was appointed as the Company’s Chief Executive Officer, Chief Financial Officer, President, Secretary, Treasurer, and Chairman of the Board of Directors. The appointment of Ian James as Chairman of the Board of Directors was effective on August 14, 2021, the 10th day after the August 4, 2021 mailing of the Company’s information statement on Schedule 14f-1 to the Company’s stockholders.

Also on July 30, 2021, Mr. Stephen Letourneau was appointed a director. His appointment was effective on August 14, 2021, the 10th day after the August 4, 2021 mailing of the Company’s information statement on Schedule 14f-1 to the Company’s stockholders.

On August 27, 2021, Montel Williams, Leslie G. Bumgarner, Joseph J. Watson, David H. Deming, and Dr. Nicola R. Finley, MD, were each appointed by our Board of Directors to serve as Independent Directors of the Company. The appointments of the Independent Directors are to be effective upon the 10th day after the mailing of the Company’s information statement on Schedule 14f-1 to the Company’s stockholders.

At this time, the Company has entered into Independent Director agreements with our new Independent Directors, incorporated by reference herein to the Company’s 8-K filed on September 2, 2021.

The biographical information of Mr. James and Letourneau is below:

Name	Age	Position
Ian James	55	Chief Financial Officer, Chief Financial Officer, President, Secretary, Treasurer and Director [1]
Stephen Letourneau	45	Director [1]
Montel Williams	65	Independent Director [2]
Leslie G. Bumgarner	64	Independent Director [2]
Joseph J. Watson	55	Independent Director [2]
David H. Deming	68	Independent Director [2]
Dr. Nicola R. Finley, MD	48	Independent Director [2]

1 Mr. James was appointed as Chairman of the Board of Directors on July 30, 2021; his appointment was effective on August 14, 2021, the 10th day after the August 4, 2021 mailing of the Company’s information statement on Schedule 14f-1 to the Company’s stockholders.

Mr. Letourneau was appointed as Director on July 30, 2021; his appointment was effective on August 14, 2021, the 10th day after the August 4, 2021 mailing of the Company’s information statement on Schedule 14f-1 to the Company’s stockholders

2 On August 27, 2021, Montel Williams, Leslie G. Bumgarner, Joseph J. Watson, David H. Deming, and Dr. Nicola R. Finley, MD, were each appointed by our Board of Directors to serve as Independent Directors of the Company. The appointments of the Independent Directors are to be effective upon the 10th day after the mailing of the Company’s information statement on Schedule 14f-1 to the Company’s stockholders.

Mr. Ian James, age 55, attended Ohio University from 1984 to 1999 where he obtained a Bachelor of Arts. Mr. James was appointed as President at Green Light Acquisitions, a Cannabis and Hemp investment holding company, where his responsibilities were comprised of providing the Company's strategic vision and development leadership in mergers and acquisitions. He has held this position from June 2014 to the present. In August of 2019, Ian organized the CBD Idea Factory, which became The Ideation Lab in January 2020. Ian has served as the CBD Idea Factory and The Ideation Lab’s Chief Executive Officer from the two companies’ inception until today. From 1995 to 1996, Ian served as Merv Griffin’s Corporate Community and Governmental Relations executive, working in the highly regulated gaming industry. In February 2016, Politico magazine named Ian one of the United States' most influential political thought leaders. Ian has served as a Board Member of the Ohio Center for Journalism since August 2020.

Mr. Stephen Letourneau, age 45, attended University of Cincinnati from 1994 to 1997. Mr. Letourneau was appointed as Chief Brand Officer at Green Light Acquisitions, a Cannabis and Hemp investment holding company, where his responsibilities were comprised of developing the brand ethos for consumer-packaged goods. He has held this position from June 2014 to the present. In August of 2019, Stephen organized the CBD Idea Factory, which became The Ideation Lab in January 2020. Stephen has served as the CBD Idea Factory and The Ideation Lab’s Chief Brand Officer from the two companies’ inception until today. Stephen has served as an Advisory Board Member for Nemacolin Resort in Farmington, PA since August 2015 to the present. Stephen is a Council member for the George Washington University School of Business, Digital Marketing Advisory Council member.

Montel Williams, age 65, enlisted in the United States Marine Corps in 1974. Mr. Williams received a B.S. in Engineering from the United States Naval Academy in 1980, and served in the United States Navy in active duty until 1991, and as a reservist until 1996 when he retired at the rank of Lieutenant Commander. Mr. Williams’ awards include two Meritorious Service Medals, two Navy Commendation Medals, the National Defense Service Medal, the Navy Achievement Medal, two Navy Expeditionary Medals, the Armed Forces Expeditionary Medal and two Humanitarian Service Medals.

From 1991 to 2008 Mr. Williams hosted the nationally syndicated talk show for which he won an Emmy in 1996, The Montel Williams Show. In 2014, Mr. Williams became a Founder of Helius Medical Technologies, Inc., a neurotechnology company that focuses on developing, licensing, and acquiring non-invasive technologies for the treatment of symptoms caused by neurological disease or trauma. Mr. Williams was also the Founder of the Montel Williams MS Foundation, a 501(c)(3) organization devoted to researching Multiple Sclerosis and helping people suffering from Multiple Sclerosis. Since September 2017, Montel Williams has served as Founder & Co-President of Montel Williams Enterprises, Inc., an investment holding company, and since September 2013, Mr. Williams has served as Founder of Montel Media, Inc., a media production company.

Leslie G. Bumgarner, age 64, received a B.S. in Business Administration in 1979. Since October 1998, Leslie G. Bumgarner has served as President and Chief Executive Officer of Telhio Credit Union, a $1.3 billion financial cooperative serving Central and Southwest Ohio. Since December 2010, Ms. Bumgarner has served as a volunteer with Ronald McDonald House Charities of Central Ohio and currently serves as the Vice Chair of the Board of Trustees. Since January 2019, Ms. Bumgarner has served as a member of the Executive Committee of the Hamilton, Ohio Chamber of Commerce. Since September 2016, Ms. Bumgarner has served as Vice Chair of the Board of Cooperative Business Services, a commercial lending institution.

Joseph J. Watson, age 55, received a B.S. in Communications System Management from Ohio University in 1992, and received a Master's in Business Administration from Ohio University in 1999. Mr. Watson served in the United States Army from 1985 to 1987 and is also a National Guard veteran.

Since 2011, Joe Watson has served as President and Chief Executive Officer of Petland, Inc., a global pet products retailer with stores in eight countries. Mr. Watson began at Petland as Vice President of Operations in November 2005 and then served as Chief Operating Officer prior to becoming CEO.  Since July 2015, Mr. Watson was appointed by Ohio Gov. John Kasich, and confirmed by the Ohio Senate as a member of the Board of Trustees of Shawnee State University. Since January 2020, Mr. Watson has served as the Chairman of the Board of Trustees of Adena Health System, a medical services provider with four hospitals and six regional clinics in Ohio.

David H. Deming, age 68, received a B.A. in Economics from Hobart College in 1975. Mr. Deming started his career at J.P. Morgan in 1976 and was a Managing Director in charge of the Global Healthcare Investment Banking Group from 1991 to 2003.

From April 2013 to March 2018, Mr. Deming served as Managing Partner at TAG Healthcare Advisors LLC, a boutique investment advisory firm. From April 2015 to August 2018, Mr. Deming served as a director of Sorrento Therapeutics Inc., a clinical stage and commercial-stage biopharmaceutical company that develops therapies for cancer, autoimmune, inflammatory, viral, and neurodegenerative diseases. Since March 2018, David H. Deming has served as Partner and Chief Operating Officer of ID Fund LLC, an investor-directed firm for accredited investors.

Dr. Nicola R. Finley, MD, age 48, received a B.A. in Educational Studies from Brown University in 1994, and received a M.D. from the George Washington University School of Medicine in 1998. Dr. Finley is a board-certified internal medicine physician, and has had her research published in the American Journal of Lifestyle Medicine and Current Sexual Health Reports. Dr. Finley authored Function: A multidimensional view for the International Council on Active Aging®, and wrote the chapter on “Women’s Sleep” in Integrative Sleep Medicine published by Weil Integrative Medicine Library.

Since October 2014, Dr. Nicola R. Finley has served as Adjunct Faculty in the Health Promotion Sciences Division at the Mel and Enid Zuckerman College of Public Health at the University of Arizona, where she lectures to undergraduate, graduate and medical students, and presents to staff and faculty on the topic of personal wellness. Since February 2021, Dr. Finley has served as an Advisory Board Member of the Global Wellness Summit, an organization that gathers leaders and visionaries in the wellness industry. Since May 2021, Dr. Finley has served as an Advisory Council Member at Luma Wealth, a wealth management firm that focuses on advising women and their families. Since August 2020, Dr. Finley has served as a Community Advisory Board Member of Arizona Public Media, a Southern Arizona-based non-profit public media service providing television and radio content including NPR and PBS to the area.

CORPORATE GOVERNANCE

Director Independence

Five of the seven members of our Board of Directors are Independent Directors. The Independent Director are Montel Williams, Leslie G. Bumgarner, Joseph J. Watson, David H. Deming, and Dr. Nicola R. Finley, MD. The Board evaluated Montel Williams’, Leslie G. Bumgarner’s, Joseph J. Watson’s, David H. Deming’s, and Dr. Nicola R. Finley, MD’s independence in accordance with the independence standards for directors set forth in Rule 5602(a)(2) of the Nasdaq Listing Rules, and affirmatively determined that each individual qualifies as an independent director.

Committees of the Board of Directors

Our Board does not have any committees, as companies whose securities are not traded on a national exchange are not required to have Board committees. However, in the near future, we expect to form the appropriate Board committees and identify an audit committee financial expert. All functions of an audit committee, nominating committee and compensation committee are and have been performed by our Board.

Director Nominations

Our Board believes that, considering our size, decisions relating to director nominations can be made on a case-by-case basis by all members of the Board without the formality of a nominating committee or a nominating committee charter. To date, we have not engaged third parties to identify or evaluate or assist in identifying potential nominees, although we reserve the right to do so in the future.

The Board does not have an express policy with regard to the consideration of any director candidates recommended by shareholders since the Board believes that it can adequately evaluate any such nominees on a case-by-case basis; however, the Board will evaluate shareholder-recommended candidates under the same criteria as internally generated candidates. Although the Board does not currently have any formal minimum criteria for nominees, substantial relevant business and industry experience would generally be considered important, as would the ability to attend and prepare for Board, committee and shareholder meetings. Any candidate must state in advance his or her willingness and interest in serving on the Board.

Board Oversight

Our management is responsible for managing risk and bringing the most material risks facing the Company to the Board’s attention. Because we do not yet have separately designated committees, the entire Board has oversight responsibility for the processes established to report and monitor material risks applicable to the Company relating to (1) the integrity of the Company’s financial statements and review and approve the performance of the Company’s internal audit function and independent accountants, (2) succession planning and risk related to the attraction and retention of talent and to the design of compensation programs and arrangements, and (3) monitoring the design and administration of the Company’s compensation programs to ensure that they incentivize strong individual and group performance and include appropriate safeguards to avoid unintended or excessive risk taking by Company employees.

Board Diversity

While we do not have a formal policy on diversity, our Board considers diversity to include the skill set, background, reputation, type and length of business experience of our Board members, as well as a particular nominee’s contributions to that mix. Although there are many other factors, the Board seeks individuals with industry knowledge and experience, senior executive business experience, and legal and accounting skills.

NEW DIRECTORS AND EXECUTIVE OFFICERS

Our new management team and their backgrounds are as follows:

Name	Age	Position
Montel Williams	65	Independent Director
Leslie G. Bumgarner	64	Independent Director
Joseph J. Watson	55	Independent Director
David H. Deming	68	Independent Director
Dr. Nicola R. Finley, MD	48	Independent Director

The biographies of the individuals who comprise our Board of Directors appear above, under the heading, “Current Directors and Executive Officers”.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Except as described above, there have been no material transactions, series of similar transactions, currently proposed transactions, or series of similar transactions, to which the Company is to be a party, in which any promoter or founder, or any member of the immediate family of any of the foregoing persons, had a material interest.

Review, Approval and Ratification of Related Party Transactions

We have not adopted formal policies and procedures for the review, approval or ratification of related party transactions with our executive officers, directors and principal stockholders.

Stockholder Communications with Directors

Stockholders who want to communicate with our Board or any individual director can write to:

1349 East Broad Street Columbus, OH 43205.

Your letter should indicate that you are a stockholder of our Company. Depending on the subject matter, management will:

•	Forward the communication to the director or directors to whom it is addressed;

•	Attempt to handle the inquiry directly; or

•	Not forward the communication if it is primarily commercial in nature or if it relates to an improper or irrelevant topic.

At each Board meeting, a member of management presents a summary of all communications received since the last meeting that were not forwarded and makes those communications available to the directors upon request.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Officer and Director Compensation

The following summary compensation table sets forth all compensation awarded to, earned by, or paid to our now former sole officer and director by the Company during the year ended February 28, 2021 in all capacities:

Name	Year	Salary	Bonus	Stock Award(s)	Option| Awards	All Other Compensation	Total
Jeffrey DeNunzio	2021	None	None	None	None	None	None

On July 30, 2021, Mr. Jeffrey DeNunzio resigned as the Company’s Chief Executive Officer, Chief Financial Officer, President, Secretary, Treasurer. In addition, Mr. DeNunzio resigned as Director on July 30, 2021 and his resignation was effective on August 14, 2021, the 10th day after the August 4, 2021 mailing of the Company’s information statement on Schedule 14f-1 to the Company’s stockholders.

The Company's former sole officer and director has not received any cash or other remuneration since he was appointed to serve in such capacities. No remuneration of any nature has been paid for on account of services rendered by a director in such capacity.

We have formulated no plans as to the amounts of future cash compensation, with the exception of the compensation being rendered to the Company’s Independent Directors, as detailed in the Company’s 8-K filed on September 2, 2021. It is possible that, after the Company successfully consummates a business combination with an unaffiliated entity, that entity may desire to employ or retain members of our management for the purposes of providing services to the surviving entity. No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by the Company for the benefit of its employees. There are no understandings or agreements regarding compensation our management will receive after a business combination that is required to be disclosed. The Company does not have a standing compensation committee or a committee performing similar functions.

Employment Agreements

We have not entered into employment agreements with Ian James, our sole officer and the Chairman of our Board of Directors, or Stephen Letourneau, our director. However, we entered into Independent Director Agreements with each of Montel Williams, Leslie G. Bumgarner, Joseph J. Watson, David H. Deming, and Dr. Nicola R. Finley, MD.

Director Compensation

Our directors are reimbursed for expenses incurred by them in connection with attending Board meetings, but they do not receive any other compensation for serving on the Board. Our Independent Directors, each of whom will serve two year terms, with the option to renew terms upon completion, will receive cash compensation in the amount of $1,000 per quarter, paid in equal distributions quarterly, 200,000 shares of common stock issued quarterly in 25,000 share distributions, and a non-qualified stock option to purchase up to 4,000,000 shares of the Company’s common stock at an exercise price of $0.25 per share.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company’s directors and executive officers, and persons who beneficially own more than 10% of a registered class of the Company’s equity securities (the “Reporting Persons”), to file reports of beneficial ownership and changes in beneficial ownership of the Company’s securities with the SEC on Forms 3 (Initial Statement of Beneficial Ownership), 4 (Statement of Changes of Beneficial Ownership of Securities) and 5 (Annual Statement of Beneficial Ownership of Securities). The Reporting Persons are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms that they file. Based solely on a review of the copies of such forms that were received by the Company, or written representations from certain reporting persons that no Form 5s were required for those persons, the Company is aware that certain Form 3s have not been filed showing indirect ownership, and a Form 4 has not been filed showing disposition of securities.

WHERE YOU CAN FIND MORE INFORMATION

We file reports with the SEC. These reports, including annual reports, quarterly reports as well as other information we are required to file pursuant to securities laws. You may read and copy materials we file with the SEC at the SEC’s Public Reference Room at 100 F. Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this information statement to be signed on its behalf by the undersigned hereunto duly authorized.

Better For You Wellness, Inc.

Dated: September 2, 2021	/s/ Ian James
Ian James Chief Executive Officer